June 28, 2023

VIA EDGAR

Ms. Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Sprott Focus Trust, Inc. File No. 811- 05379

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Sprott Focus Trust, Inc. (the “Fund”) of the Fund’s Form N-SCR, which includes its annual report for the fiscal year ended December 31, 2022 (the “Annual Report”), for the fiscal year ended December 31, 2022 and certain other filings, as provided verbally in a phone conversation on April 7, 2023 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1:	Form N-CSR. Please note that the manner in which Form N-CSR was filed resulted in it showing on EDGAR as being for a fiscal year end of 3.23.2023 when it should be showing a fiscal year end for 12.31.2022. Please correct the incorrect date.

Response:	The financial printer of the Fund has corrected the date via an electronic submission.

Ms. Christina DiAngelo Fettig

June 28, 2023

Comment 2:	Form N-CEN.

(a) Item B.8. of Form N-CEN requires the listing of Trustees of the Trust. Only 3 instead of 5 Trustees were listed. Please correct.

Response:	An amended Form N-CEN will be filed to add the two missing Trustees and their information.

(b) Item D.4. of Form N-CEN asks “Did the Fund repurchase any outstanding securities issued by the Fund during the reporting period? Should the answer have been “Yes”?

Response:	An amended Form N-CEN will be filed to change the response from “No” to “Yes”.

Comment 3:	Fidelity Bond. Please note that the most recent fidelity bond has not been filed with the SEC, as required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The fidelity bond that covers the period from September 30, 2022 to September 30, 2023 was filed with the SEC on May 30, 2023.

Comment 4:	Exemptive Order: We note that the Fund has received an exemptive order permitting a managed distributions program. See Investment Company Act Rel. No. 31592 (May 4, 2015) (the “Order”).

a. Please explain how the Fund complies with condition 3.(b) of that Order, which requires the (i) issuance of press releases containing the information in the 19(a) Notice and (ii) the filing as an exhibit to the N-CSR each 19(a) Notice issued during the fiscal year ended;

Response:	(i) The press releases containing the information in the 19(a) Notices can be found at https://sprott.com/investment-strategies/focus-trust/press-releases/.

(ii) An amended Form N-CSR will be filed to add the relevant 19(a) Notices as exhibits.

b. Please explain how the Fund complies with condition 3.(c) of that Order, which requires that the Fund post prominently on its website a statement containing the information in each 19(a) Notice and the maintenance of such 19(a) Notices for at least 24 months.

Ms. Christina DiAngelo Fettig

June 28, 2023

Response:	The Fund complies with condition 3.(c) of that Order by posting each new 19(a) Notice on its website (https://sprott.com/investment-strategies/focus-trust). That website will be updated to contain each 19(a) Notice and the maintenance of such 19(a) Notices for at least 24 months.

Comment 5:	N-2. Instruction 4.g.(3) of Item 24 of Form N-2 requires the Fund to discuss its policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fisal year. In addition, it requires a discussion to the extent to which the Fund’s distribution policy resulted in distributions of capital. In future filings, please ensure that the annual report provides responses to these requirements.

Response:	The Fund will ensure that future Annual Reports sent to shareholders and filed with the SEC will contain the information required by Instruction 4.g.(3) of Item 24 of Form N-2.

Comment 6:	Form N-2. Instruction 4.g.(2)(A) of Item 24 of Form N-2 requires the Fund to include in its Annual Report a chart comparing the change in value of a $10,000 investment in the Fund and the performance of the Fund’s benchmark index. Please note that the Fund’s annual report for the prior fiscal year ended December 31, 2021 contained the correct bar chart.

Response:	An amended Form N-CSR will be filed containing an Annual Report that includes the chart noted in the comment.

Comment 7:	Form N-2. Instruction 4.b.(2)(B) of Item 24 of Form N-2 requires the presentation of the Fund’s average annual total returns from the 1-,5- and 10-year periods as of the end of the last day of the most recent fiscal year. Page 1 of the Fund’s annual report contains a chart showing the average annual total return of the Fund’s net asset value per share (“NAV”). However, the SEC recently adopted new rules requiring a closed-end investment company to instead show the average annual total return of the Fund’s market value.

Ms. Christina DiAngelo Fettig

June 28, 2023

a. Please amend the Fund’s annual report to include a chart showing performance based on market value.

Response:	An amended Form N-CSR will be filed containing an Annual Report that includes the chart noted in the comment that reflects the average annual total return of the Fund’s market value and not its NAV.

b. Please also note that the Fund’s annual report included a chart showing the Fund’s cumulative returns. This chart is not required by Form N-2.

Response:	An amended Form N-CSR will be filed containing an Annual Report that no longer includes a chart showing the Fund’s cumulative returns.

Comment 8:	Form N-2. Instruction 4.b.(2)(B) of Item 24 of Form N-2 requires a statement accompanying the graph or table to the effect that past performance does not predict future performance and the graph or table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares. Please amend the annual report to contain this statement.

Response:	An amended Form N-CSR will be filed containing an Annual Report that adds the statement noted in the comment.

Comment 9:	Form N-CSR - Securities Lending. In future filings:

a. Please update the disclosure in the securities lending section of the annual report so that the “income” caption states that the income is “net of fees”.

Response:	The Fund will ensure that future Annual Reports sent to shareholders and filed with the SEC will contain the caption noted above.

b. Please update the notes in the financial statements to disclosure the existence and nature of these fees.

Ms. Christina DiAngelo Fettig

June 28, 2023

Response:	The Fund will ensure that future Annual Reports sent to shareholders and filed with the SEC will disclose the existence and nature of securities lending fees.

Comment 10:	Form N-CSR: On page 15 of the Annual Report, the table provides the dollar amounts of Level 1, 2 and 3 repurchase agreements owned by the Fund. In future filings, please describe how repurchase agreements are valued.

Response:	The Fund represents that the annual reports in future N-CSR filings will describe how repurchase agreements are valued.

Comment 11:	Form N-CSR: In future filings of the Summary Significant Accounting Policies section of the Annual Report:

a. Please disclose the accounting policy employed for foreign taxes withheld.

Response:	The Fund represents that the annual reports in future N-CSR filings will disclose the accounting policy employed for foreign taxes withheld.

b. Please, if accurate, disclose that the Fund does not isolate that portion of the results of the operations arising as a result of changes in the foreign exchange rates from the changes in the market prices of securities.

Response:	The Fund represents that the annual reports in future N-CSR filings will disclose that the Fund does not isolate that portion of the results of the operations arising as a result of changes in the foreign exchange rates from the changes in the market prices of securities.

Comment 12:	Form N-CSR. Page 18 of the Annual Report contains a note that states how the Fund’s investment adviser is compensated and the amount of such compensation for the fiscal year. Please add similar disclosure in future filings containing the same information for the Fund’s sub-adviser.

Ms. Christina DiAngelo Fettig

June 28, 2023

Response:	The Fund represents that the Fund’s annual reports in future N-CSR filings will disclose how the Fund’s sub-adviser is compensated and the amount of such compensation for the fiscal year.

Comment 13:	Rule 30e-1(c). Rule 30e-1(c) under the 1940 Act requires the Annual Report to disclose the results of shareholders’ meetings that occurred during the Fund’s fiscal year. We note that such information was included in the Fund’s annual report filed for the prior year but not in the Annual Report. We further note that Fund’s annual report for its fiscal year ended December 31, 2021 did not contain this required information. If such a shareholder meeting occurred during its most recently completed fiscal year and the fiscal year ended December 31, 2021, please amend the Annual Report to add the information about those meetings required by the Rule.

Response:	An amended Form N-CSR will be filed containing an Annual Report that adds the required disclosure about the results of shareholders meetings that occurred in September, 2021 and September 2020.

Comment 14:	Rule 8b-16(d). The first sentence on page 21 of the Annual Report under the heading “Fund’s Portfolio Management, Investment Objectives and Policies and Principal Risks (Unaudited)” contains the date “April 27, 2005.” Under paragraph of Rule 8b-16 under the 1940 Act, the changes required to be disclosed by paragraphs (b)(2) through (b)(5) of that Rule that occurred since the later of either the effective date of the Fund’s registration statement relating to its initial offering of its securities (or the most recent post-effective amendment thereto) or the close of the period covered by the previously transmitted annual shareholder report. Please correct that date in future filings of the Fund’s annual reports.

Response:	The Fund represents that the Fund’s annual reports in future N-CSR filings will contain the correct date; i.e., the date of the close of the period covered by the previously transmitted Annual Report.

Comment 15:	Rule 8b-16(b)(1)/Form N-2. Rule 8b-16(b)(1) under the 1940 Act requires the disclosure of certain information about the Fund’s dividend reinvestment plan. Item 101.e.(5) of Form N-2 requires the disclosure about the income tax consequences of participation in the Fund’s dividend reinvestment plan (i.e., that capital gains and income are realized). We further note that Item 101.e.(6) of Form N-2 requires the disclosure about how a shareholder may terminate his or her participation in the Fund’s dividend reinvestment plan and his or her rights upon termination. Please make such disclosure in future filings of the Fund’s annual reports.

Ms. Christina DiAngelo Fettig

June 28, 2023

Response:	The Fund represents that the Fund’s annual reports in future N-CSR filings will contain the disclosures noted in the Comment.

Comment 16:	Form N-CSR. We observed that the Fund might be using an outdated Form N-CSR, particularly with respect to Items 4(i) and 4(j) of Form N-CSR requiring the presentation of certain ratios. Please use the most up-to-date Form N-CSR when preparing future annual reports for the Fund. We note that these items actually might not be applicable to this Fund.

Response:	The Fund represents that the Fund’s annual reports sent to shareholders and filed with the SEC will be based on the current Form N-2.

Comment 17:	Form N-CSR. Item 8(a)(1) of Form N-CSR requires certain information as of the filing date of the annual report, not the Fund’s fiscal year end. Please amend the Annual Report to disclose the information required by this Item as of the date the Annual Report was filed.

Response:	An amended Form N-CSR will be filed containing an Annual Report that includes the Item 8(a)(1) required information as of the date the Annual Report was filed.

Comment 18:	Form N-CSR. Item 11.(b) of Form N-CSR requires the disclosure of any change to the Fund’s internal control over financial reporting that occurred during the Fund’s fiscal year that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting. Please amend the Annual Report to update the disclosure which is presently as of the “second fiscal quarter” to “during the period covered by this report.” Please amend the Annual Report to reference the correct period.

Ms. Christina DiAngelo Fettig

June 28, 2023

Response:	An amended Form N-CSR will be filed containing an Annual Report that updates the disclosure noted in the comment to state “during the period covered by this report.”

Comment 19:	Form N-CSR. Item 4.(d) of the “Certifications” section of Form N-CSR required the requires the certification to cover required information “during the period covered by this report.” Please re-file the certifications to contain certifications by the principal executive officer and principal financial officers for the correct periods.

Response:	An amended Form N-CSR will be filed containing an Annual Report that updates the language in the Certifications noted in the comment to state “during the period covered by this report.”

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If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	Thomas W. Ulrich
President and Secretary